SPECTRA ENERGY PARTNERS, LP

5400 Westheimer Court

Houston, Texas 77056

May 14, 2009

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Alexandra M. Ledbetter

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3

(Registration No. 333-158097) of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-158097) be accelerated so that the Registration Statement will become effective on Monday, May 18, 2009 at 12:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Partnership may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SPECTRA ENERGY PARTNERS, LP

By:	Spectra Energy Partners (DE) GP, LP, its general partner

By:	Spectra Energy Partners GP, LLC, its general partner

By:	/s/ Laura Buss Sayavedra
Name:	Laura Buss Sayavedra
Title:	Vice President and Chief Financial Officer